Sullivan & Worcester LLP	T 202 775 1200
1666 K Street NW	F 202 293 2275
Washington, DC 20006	www.sandw.com

October 18, 2012

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Met Investors Series Trust

Post-Effective Amendment No. 50 to

the Registration Statement on Form N-1A

SEC File Nos. 333-48456, 811-10183

Ladies and Gentlemen:

On behalf of Met Investors Series Trust (the “Registrant”), this letter sets forth responses to oral comments received from Min Oh of the staff of the Securities and Exchange Commission (the “SEC”) on September 28, 2012 with respect to Post-Effective Amendment No. 50 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”), relating to the MetLife Multi-Index Targeted Risk Portfolio (the “Portfolio”), a series of the Registrant, which was filed pursuant to Rule 485(a) under the Securities Act of 1933 on August 16, 2012. Set forth below is each of the staff’s comments and the Registrant’s responses to those comments.

Comment #1: If Registrant intends to distribute a summary prospectus, please provide a draft of the legend required by Rule 498(b)(1)(v) along with the correspondence filing.

Response: The Registrant confirms that it intends to distribute a summary prospectus. A draft of the disclosure required by Rule 498(b)(1)(v) is set forth below:

“Before you invest, you may want to review the Portfolio’s Prospectus, which contains more information about the Portfolio and its risks. You can find the Portfolio’s Prospectus and other information about the Portfolio (including the documents listed below) online at www.metlife.com/variablefunds. You can also get this information at no cost by calling 1-800-638-7732 or by sending an e-mail request to RCG@metlife.com. The Portfolio’s Prospectus and Statement of Additional Information, both dated November 1, 2012, are both incorporated by reference into this Summary Prospectus. This Summary Prospectus is intended for individuals who have purchased certain variable life insurance policies and variable annuity contracts (collectively, “Contracts”) from Metropolitan Life Insurance Company and its affiliates and is not intended for use by other investors.”

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Comment #2: Please confirm that the Registrant will comply with the requirements of General Instruction C.3.g. to provide interactive data (XBRL) files.

Response: The Registrant will comply with the requirement that it file a post-effective amendment to its Registration Statement that includes an interactive data file within 15 business days of the effective date of the related Registration Statement.

Comment #3: On the facing sheet, provide the captions and information for the approximate date of the proposed public offering and description of the securities being offered.

Response: The Registrant will file a post-effective amendment to its Registration Statement with a facing sheet that provides the captions and information for the approximate date of the proposed public offering and description of the securities being offered.

Comment #4: Please explain to the staff how the principal investment strategy complies with Rule 35d-1 under the Investment Company Act of 1940 with respect to the name of the Portfolio, in particular the multi-index portion of the Portfolio’s name. In doing so, please confirm that all disclosure required by Rule 35d-1 has been included, including whether or not strategy is fundamental or not and disclose the process that would allow the name of the Portfolio to be changed. The staff notes that there is a discussion of such process on page 19 of the Statement of Additional Information.

Response: Rule 35d-1(a)(2) requires that any fund with a name suggesting that the fund focuses its investments in a particular type of investment or investments must, among other requirements, adopt “a policy to invest, under normal circumstances, at least 80% of the value of its [a]ssets in the particular type of investments . . . suggested by the [f]und’s name.” In the adopting release accompanying Rule 35d-1 (the “Adopting Release”), the staff indicated that the term “index” “suggest[s] a focus on a particular type of investment, and investment companies that use [this term] will be subject to the 80% investment requirement of [Rule 35d-1].” Also in the Adopting Release, the staff noted that “[i]ndex funds . . . generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index.”

The Portfolio will focus its investments in instruments that track several different indexes, including both equity and fixed income indexes. The Portfolio has adopted the following investment policy: “Under normal circumstances, the Portfolio will invest at least 80% of its net assets in index-related instruments, including derivatives.” The Portfolio intends to comply with this 80% investment policy by investing, under normal circumstances, in passively-managed index portfolios and either derivative instruments, consisting primarily of stock index futures or short-term fixed income instruments that replicate the holdings of indexes of Treasury and/or agency securities. Approximately 75% of the Portfolio’s net assets will be invested at all times in passively managed index portfolios. In addition, depending on the level of predicted volatility in the equity market, at least 5% of the Portfolio’s net assets will be invested in either derivatives, such as stock index futures, or in short-term fixed income instruments that replicate the holdings of indexes of Treasury and/or agency securities.

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As suggested by the Portfolio’s name and as described in the discussion of the Portfolio’s principal investment strategies that appears in the Portfolio’s prospectus, the Portfolio does not limit its investments to one index; rather, it invests in instruments that track several different indexes. Because the Portfolio is not an “index fund” and its name does not suggest that it focuses its investments on a particular index, the Registrant does not believe the Portfolio must invest more than 80% of its assets in index-related instruments.

As noted in the Adopting Release, Rule 35d-1(a)(2) permits, in appropriate circumstances, a fund to include a synthetic instrument toward the 80% investment requirement “if it has economic characteristics similar to the securities included in that [80%] basket.” As noted above, the Portfolio intends to satisfy the 80% investment requirement, in part, by investing in derivative instruments, primarily stock index futures. The Registrant believes that the Portfolio’s use of derivatives instruments to satisfy the 80% investment policy is appropriate because these instruments will provide the Portfolio with the same degree of exposure to the applicable equity indexes as investing in passively-managed index portfolios or a basket of securities comprising the holdings of the applicable equity indexes.

The disclosure in the Portfolio’s Statement of Additional Information concerning its 80% investment policy has been revised to provide as follows:

“The Portfolio has adopted a non-fundamental investment policy to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in certain securities pursuant to Rule 35d-1(a)(2) under the 1940 Act as indicated in the current Summary Prospectus and Prospectus. (See the Summary Prospectus and Prospectus for a detailed discussion of the 80% investment policy.) The Portfolio will notify shareholders in writing of any change in the 80% investment policy at least 60 days prior to any change in that policy. Any notice to shareholders will comply with the conditions set forth in Rule 35d-1(c) or any successor rule.”

Fees and Expenses

Comment #5(a): In the paragraph preceding the fee table, please delete the second sentence in its entirety and the latter part of the third sentence beginning with the words “but do reflect the fees and expenses of the investment companies in which the Portfolio invests” because neither is required nor permitted by Item 3 of Form N-1A. Also, delete the term underlying portfolio from the fee table and the asterisk footnote. Explain the fee in the subcaption rather than the way it is currently explained.

Response: The Registrant notes that Instruction 1(b) to Item 3 of Form N-1A states that a fund “may modify the narrative explanations if the explanation contains comparable information to that shown.” The Registrant has provided the information required by Item 3 and it is not presented in a way that is likely to be confusing to investors, so the Registrant respectfully declines to delete the second sentence of the

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paragraph preceding the fee table or the latter part of the third sentence of that paragraph. Registrant will consider incorporating the recommended changes as part of the annual update of its Registration Statement next year.

The Registrant has left the reference to Underlying Portfolio in the Acquired Fund Fees and Expenses subcaption but moved it to the end of that subcaption as is permitted by Instruction 3(f)(i) to Item 3. The reference to Underlying Portfolios in the single asterisk footnote to the fee table has been moved so it appears after the reference to “Acquired Fund Fees and Expenses”.

Comment #5(b): In the first total annual operating expenses caption, delete latter portion of caption beginning “and Acquired Fund.”

Response: The latter portion of the first total annual portfolio operating expenses caption has been deleted.

Comment #5(c): With respect to the narrative paragraph preceding the Example section, delete the paragraph in its entirety because it is neither required nor permitted by Form N-1A.

Response: The Registrant notes that Instruction 1(b) to Item 3 states that a fund “may modify the narrative explanations if the explanation contains comparable information to that shown.” The Registrant has provided the information required by Item 3 and it is not presented in a way that is likely to be confusing to investors, so the Registrant respectfully declines to delete the paragraph preceding the Example section.

Comment #6(a): In the paragraph preceding the Example table, delete the following clauses: “including the cost of investing in the Underlying Portfolios” and “that you reinvest all of your dividends.”

Response: The Registrant again notes that Instruction 1(b) to Item 3 states that a fund “may modify the narrative explanations if the explanation contains comparable information to that shown.” The Registrant has provided the information required by Item 3 and it is not presented in a way that is likely to be confusing to investors, so the Registrant respectfully declines to delete the above-referenced clauses in the paragraph preceding the Example table. Registrant will consider incorporating the recommended changes as part of the annual update of its Registration Statement next year.

Comment #6(b): Revise the format of the Example table to conform to the format prescribed by Item 3 of Form N-1A. Portfolio share classes should be in the rows, while time periods should be in the columns.

Response: The information required to be provided in the Example by the Form N-1A has been provided in a clear, concise and accurate manner and is not presented in a manner that is likely to confuse any investors. Furthermore, a change in the disclosure of the Portfolio in this Registration Statement would require a change in the disclosure for over 80 other series that make up the portfolio complex to maintain consistency in the disclosures across the complex. Registrant will consider incorporating the recommended change as part of the annual update of its Registration Statement next year.

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Comment #7: Revise the narrative under the heading “Portfolio Turnover” to more closely conform to the narrative prescribed by Item 3 of Form N-1A, except for the discussion of the tax consequences.

Response: The Registrant has modified the disclosure under the heading “Portfolio Turnover” to more closely conform to the narrative disclosure set forth in Item 3 of Form N-1A. However, as permitted by Instruction 1(b) to Item 3, the Registrant has modified the narrative disclosure to reflect the Portfolio’s operations and investments.

Principal Investment Strategies

Comment #8(a): The summary of the principal investment strategies should be a summary of the strategies that are more fully discussed later in the prospectus in response to Item 9b of Form N-1A.

Response: The principal investment strategies are summarized in the Portfolio Summary section and are discussed more fully later in the prospectus.

Comment #8(a)(i): The first paragraph of the discussion under the heading “Principal Investment Strategies” employs the terms “fixed income instruments,” “equity derivative instruments” and “index-related instruments.” The second paragraph of that section uses the term “instruments.” When making references to “instruments,” please be clear as to the instruments to which the Portfolio is referring and include brief explanations of their meaning.

Response: The terminology used in the “Principal Investment Strategies” section has been revised to clarify the securities or instruments being discussed throughout the section.

Comment #8(a)(ii): In the “Principal Investment Strategies” section, the first sentence of the first paragraph and the fourth paragraph describe the Base Portion of the Portfolio as only investing in Underlying Portfolios. However, the last sentence of the first paragraph indicates that the Portfolio will invest at least 80% of its net assets in index-related instruments, including derivatives. The second and third paragraphs of that section indicate that the Base Portion of the Portfolio will invest in equity securities or instruments and fixed-income securities or instruments. Please reconcile the different descriptions of the Base Portion of the Portfolio that appear in this section. Based on the descriptions, it appears that 75% of the Portfolio will not be invested only in Underlying Portfolios.

Response: The discussion of the Base Portion of the Portfolio that appears in the “Principal Investment Strategies” section has been revised to better communicate that the only investments made through the Base Portion will be investments in Underlying Portfolios.

Comment #8(a)(iii): The last sentence of the fifth paragraph in the “Principal Investment Strategies” section includes a cross-reference to the Statement of

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Additional Information for more information about the derivative instruments the Portfolio may use. This cross-reference should be replaced with a cross-reference to the fuller discussion of derivatives in the “Additional Information About the Portfolio’s Investment Strategies” section of the prospectus.

Response: The cross-reference in the last sentence of the fifth paragraph has been revised to include a cross-reference to the fuller discussion of the Portfolio’s principal investment strategies which appears in the back of the statutory prospectus. This discussion includes additional information about the derivative instruments the Portfolio may use.

Comment #8(a)(iv): In the allocation table that appears on page 8 of the prospectus, clarify whether the percentages apply only to applicable Underlying Portfolios and/or derivative instruments, please clarify whether the allocations in the table apply to one or the other or to both.

Response: The description of the table has been revised to clarify that the percentages set forth in the table reflect the Portfolio’s current asset allocation targets that are achieved through investing in a combination of Underlying Portfolios and derivatives. Registrant notes that the table includes a column heading that indicates that the percentage allocations presented in the table relate to the total Portfolio.

Comment #8(a)(v): In addition to summarizing the principal investment strategies in the summary portion of the prospectus, make sure that the strategies discussion corresponds to the principal risks that are summarized in response to Item 4(b) of Form N-1A. For example, in the summary and full risk discussions, there is disclosure concerning Market Capitalization Risk, Foreign Investment Risk, Mortgage-backed and Asset-backed Securities Risk, but no discussion of these investments in the principal investment strategy discussion.

Response: The disclosure in response to Item 4(b) has been revised to reflect the principal risks associated with the principal investment strategies described in response to Item 4(a).

Comment #8(b): As part of your revision to the fuller discussion of the Portfolio’s principal investment strategies, make sure the section that appears on pages 23 through 26 refers to principal and non-principal investment strategies, as the case may be.

Response: Disclosure has been added to the discussion that appears on pages 23 through 26 to clarify that it expands on the Portfolio’s principal investment strategies.

Comment #9(a): With respect to the “Primary Risks” disclosure, change “primary risk” to conform to terms used in
Form N-1A.

Response: The information required to be provided by Items 4(b) and 9(c) of the Form N-1A has been provided in a clear, concise and accurate manner, and is not presented in a manner that is likely to confuse any investors. Furthermore, a change in the disclosure of the Portfolio in this Registration Statement would require a

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change in the disclosure for over 80 other series that make up the portfolio complex to maintain consistency in the disclosures across the complex. Registrant will incorporate the recommended change as part of the annual update of its Registration Statement next year.

Comment #9(b): Similar to the risk disclosure provided for Leveraging Risk, also include Liquidity Risk, which arises out of the use of derivatives, in summary and full risk disclosures.

Response: The Derivatives Risk disclosure that is included in response to Items 4(b) and 9(c) discuss the risks associated with illiquid derivatives. The Registrant believes the current discussion of those risks is appropriate and therefore has not added separate liquidity risk disclosures.

Comment #9(c): Add underlying portfolio risk to the risk sections.

Response: The Performance Risk disclosure that is included in response to Items 4(b) and 9(c) discuss the risks associated with the Portfolio’s investments in Underlying Portfolios. The Registrant believes the current discussion of Underlying Portfolio risk is appropriate and therefore has not added additional risk disclosure concerning the Portfolio’s investments in Underlying Portfolios.

Comment #9(d): Please review principal strategies and principal risks with respect to derivatives to make sure that disclosure is not too standardized or generic, and that disclosure describes actual derivative instruments and risks the Portfolio intends to use to achieve its investment objective. Reference is made to the July 30, 2010 letter from Barry Miller to the ICI.

Response: In drafting the disclosure contained in the Registration Statement, the Registrant took into consideration the guidance set forth in the July 30, 2010 letter from Barry Miller to the Investment Company Institute. The disclosure in the Registrant’s Registration Statement concerning derivatives reflects how such investments actually will be utilized by the Portfolio and is not standardized or generic disclosure.

Comment #10: In addition to including the names of all of the portfolio managers, please include all applicable disclosure required by Form N-1A, including title and length of service to the Portfolio. Given that this is a new Portfolio, provide the portfolio managers’ length of service with the investment adviser.

Response: The requested disclosure has been added.

Comment #11: As required by Item 6 and General Instruction C(3)(c)(iii), there should be a purchase and sale subsection between the portfolio managers and tax information sections.

Response: General Instruction C(3)(d)(i) provides that “[a] fund may modify or omit, if inapplicable, the information required by Items 6, 11(b)-(d) and 12(a)(2)-(5) for funds used as investment options for . . . a variable contract as defined in section 817(d) of the Internal Revenue Code (76 U.S.C. 817(d)), if covered in a separate account prospectus.” The Portfolio will be used as an investment option for variable

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contracts and the prospectuses for those contracts describe the procedures for purchasing and selling interests in variable contracts and how contract owners may allocate their interests in contracts among investment options, such as the Portfolio. Accordingly, the disclosure required by Item 6 has been omitted. In addition, because shares of the Portfolio may not be purchased and sold directly by contract owners, the Registrant believes the required disclosure concerning minimum initial and subsequent investment requirements and the procedures for redeeming shares of the Portfolio are inapplicable.

Comment #12: With respect to Item 8 of Form N-1A, in lieu of the heading “Payments to Insurance Companies and Their Affiliates,” use the caption required by the Item. In addition, in that section revise the disclosure to more accurately express how payments for the sale of the Portfolio may influence the recommendation of the Portfolio over other funds by broker-dealers or financial advisers.

Response: Because the Portfolio will be sold only in connection with variable annuity or insurance products, the Registrant has modified the disclosure required by Item 8, as expressly allowed by that Item, to provide comparable information relevant to the Portfolio. Based on the modified disclosure, the current caption provides a more appropriate description of the actual conflict. Although no change has been made to the caption at this time, the Registrant will incorporate the recommended caption change as part of the annual update of its Registration Statement next year.

Additional Information About Management — The Adviser

Comment #13(a): Realizing the Portfolio is managed by a committee, when describing the business experience of the committee members, also provide a brief description of each person’s role on the committee as required by Item 10(a)(2) of Form N-1A.

Response: The requested disclosure has been added.

Comment #13(b): With respect to the discussion under the heading “Expense Limitation Agreement,” the first sentence of the second paragraph refers to a five year period during which the investment adviser may be reimbursed by the Portfolio for any fees waived or assumed and paid by the adviser. For accounting purposes, please explain how the expense limit with a five-year reimbursement period is treated.

Response: As stated in the Portfolio’s prospectus, the Portfolio may reimburse to its investment adviser any management fees waived or reduced and other expenses assumed and paid by the investment adviser provided (1) the Portfolio’s total annual operating expenses are below the current expense limit, (2) the reimbursement relates to fees waived or expenses reduced within the previous five fiscal years and (3) the payment of the reimbursement has been approved by the Registrant’s Board of Trustees. Only after the Board approves a reimbursement to the Portfolio’s investment adviser would the reimbursement be reflected as a liability on the Portfolio’s financial statements. Once the reimbursement is paid to the investment adviser, the liability would then be removed from the Portfolio’s financial statements.

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This process would continue until either all fees waived or expenses reduced have been reimbursed to the Portfolio’s investment adviser or the five year limit has been reached, whichever occurs first.

Sales and Purchases of Shares

Comment #14(a): When describing securities especially vulnerable to market timing, also disclose whether any Underlying Portfolios may invest in these types of securities as part of their principal investment strategies.

Response: The Registrant respectfully declines to make the requested change, as the description of the market timing risk provides sufficient information to investors. The Registrant has provided information about the Underlying Portfolios in which the Portfolio invests in the principal investment strategies description that will allow an investor to determine whether a particular Underlying Portfolio invests in securities that may be more susceptible to market timing.

Comment #14(b): Under Valuation of Shares, provide the disclosure required by Item 11(a)(3) of Form N-1A.

Response: As permitted by Instruction 1 to Item 11, the following statement appears in the disclosure under the heading “Valuation of Shares”: “The Portfolio’s shares will not be priced on days on which the NYSE is closed for trading.” Information about specific holidays when the shares will not be priced is already provided in the “Net Asset Value” section of the Statement of Additional Information.

Statement of Additional Information (“SAI”)

Comment #15: On page 19 of the SAI, the second paragraph concerning concentration refers to possible investments in exchange-traded funds. If the Portfolio may invest in exchange traded funds as part of its principal investment strategies, revise the prospectus accordingly.

Response: The disclosure in the second paragraph concerning exchange-traded funds has been deleted.

Comment #16: Please confirm the status of Mr. Schappert, who appears as an independent trustee on page 28 of the SAI. The staff notes that Mr. Schappert was identified as an interested trustee in the most recent SAI reviewed by the staff. Depending on his status, the discussion under the subheading “Board Leadership Structure” that appears on page 31 of the SAI may need to be revised as well.

Response: The Registrant confirms that Mr. Schappert is an independent trustee. When the Registrant filed its annual update in April, Mr. Schappert was an interested trustee. Subsequent to that time, Mr. Schappert became an independent trustee. The Registrant amended its SAI in June to reflect this change. The SAI for the Portfolio reflects Mr. Schappert’s current status as an independent trustee.

Comment #17: With respect to the compensation table that appears on page 36 of the SAI, please revise the table to conform to the format set forth in Item 17(c) of Form N-1A (i.e., same columns and column captions).

Response: The column captions have been revised to more closely conform to the captions prescribed by Item 17(c). Columns (3) and (4) have been omitted from the

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compensation table because the Trustees receive no pension or retirement benefits. Footnote (2) to the compensation table expressly states that none of the Trustees receive pension or retirement benefits. The Registrant therefore respectfully declines to add columns (3) and (4) to the compensation table.

Part C

Comment #18: It appears that powers of attorneys for Ms. Hawthorne, Mr. Schappert and Ms. Strumpf need to be filed as exhibits to the Registrant’s registration statement. Confirm whether these powers of attorney have been filed or file them as exhibits. Also, please make sure they are specific to the filing.

Response: The powers of attorney will be filed as exhibits to the Registrant’s registration statement in connection with the Registrant’s next post-effective amendment filing.

Comment #19: Please provide Tandy representations and a response letter to the Staff’s comments in the form of EDGAR correspondence prior to the effective date of the filing.

Response: Tandy representations and responses to the staff’s comments are included herewith.

*        *        *

The Registrant acknowledges that:

1.	it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced Registration Statement;

2.	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3.	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*        *        *

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1213.

Sincerely,

/s/ John L. Chilton

cc:	Andrew Gangolf, Esq.
Michael Lawlor, Esq.
David Mahaffey, Esq.